July 16, 2025

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Altech Digital Co., Ltd.
Draft Registration Statement on Form F-1
Submitted June 10, 2025
CIK No. 0002067715

On behalf of Altech Digital Co., Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 8, 2025 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002067715 (“F-1”), submitted on June 10, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure relating to how cash is transferred through your organization on page 3. Please include similar disclosure on the cover page.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the Cover Page.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 56

2.	Please disclose whether the Company has adequate amounts of cash to fund its current and future operations and specify the minimum period of time that you will be able to conduct your planned operations using currently available resources. Refer to Item 303(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 56.

Business

Customers, page 69

3.	Clarify whether the customer that contributed 56.2% of the Company revenue for the year ended March 31, 2025 is the same customer that contributed a majority of the Company’s revenue for the year ended March 31, 2024. In addition, please disclose the identity of the customer and the material terms of your agreement with them, including termination provisions.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 68, 69 and 70.

As regards the identity of the customer, the Company respectfully submits that it is bound by the confidentiality obligations and restrictions under the agreements entered into with the customer which prohibits the Company from publicly disclosing the identity of the customer. Disclosure of such information would constitute a breach of such obligations and may expose the Company to potential legal claims. The Company notes that such confidentiality obligations are customary in the agreements entered into with financial institutions.

While the Company may not be able to publicly disclose the name of the customer, it has sought to provide meaningful and appropriate disclosure of the background of such customer, the details of the services performed for such customer and the contract sum and maintenance fees charged. It was also disclosed that such customer is the Company’s largest customer for the fiscal years ended March 31, 2025 and 2024, accounting for approximately 56.2% and 53.3% of the Company’s revenue in the corresponding periods, respectively.

Based on the foregoing, the Company respectfully submits that it has provided disclosure regarding such customer to the extent appropriate, while ensuring compliance with its confidentiality obligations.

Suppliers, page 69

4.	Please disclose whether the Company has a written agreement with its major supplier, Alliance Technology Global Limited. If so, please disclose any material provisions of such agreement, including any termination provisions, and file a copy of the agreement as an exhibit.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 71 and II-2.

Our Growth Strategies, page 70

5.	Please expand your disclosure to discuss the expected timeline and anticipated costs associated with your future plans, including any contingencies such as raising additional funds.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 73.

Shares Eligible for Future Sale, page 94

6.	Please disclose the exceptions to the lock-up agreements.

Response: In response to the Staff’s comment, as there are no exceptions under the lock-up agreements, the reference to exceptions have been removed. The Company has amended the disclosures on page 97.

Notes to consolidated financial statements

2. Summary of significant accounting policies

Revenue recognition, page F-18

7.	We note that you utilize subcontractors in delivering your solutions to your customers. Please tell us your consideration of ASC 606-10-55-36 through 55-39A to support recognizing revenue gross as a principal.

Response: We note the Staff’s comment, and respectfully clarify the “principal and agent” analysis:

According to ASC 606-10-50-12(c), the nature of the goods or services that the entity has promised to transfer, highlighting any performance obligations to arrange for another party to transfer goods or services (that is, if the entity is acting as an agent). Regarding the principal versus agent considerations stated in ASC 606-10-55-36 through 39A, when another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. An entity is an agent if the entity’s performance obligation is to arrange for the provision of the specified good or service by another party.

The Company acts as the principal in (1) System development services and (2) System maintenance and consultancy services as it controls the specified good or service before that good or service is transferred to a customer. The control is indicated by the followings:

1.	The Company has discretion in establishing the price for the specified good or service

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. The Company has discretion in establishing the service fee which negotiated upon the scope of services directly with the customers. The transaction price is a fixed consideration to which an entity expects to be entitled in exchange for system development services or system maintenance and consultancy services to customers.

2.	The Company is primarily responsible for fulfilling the promise to provide the specified good or service

The Company recognizes revenue from provision of system development services, including design, development, and integration together as a unit and deliver the final product such as web-based systems or mobile applications to the customer. The Company has its own team including Solution Architect, System Analyst, Analyst Programmer, System Engineer and IT Consultant. The third-party suppliers are acting as the supporting suppliers in delivering parts of the products. The Company is obliged to satisfy the performance obligation by integrating the work done of the suppliers and its own staff to produce the final products. The Company is primarily responsible for fulfilling the promise and has the control of the service as it directly reacts and response to customers’ feedback and simultaneously provides the service to the customers delivered by its staff.

The system maintenance and consultancy services include training, design assistance, and consulting to the customer. The Company has its own team including Solution Architect, System Analyst, Analyst Programmer, System Engineer and IT Consultant. The third-party suppliers are acting as the supporting suppliers which follow the instruction of the Company in providing the services. The Company is obliged to satisfy the performance obligation by integrating the work done of the suppliers and its own staff to provide the services. The Company is primarily responsible for fulfilling the promise and has the control of the service as it directly reacts and respond to customers’ feedback and simultaneously provides the service to the customers delivered by its staff.

15. Segment Reporting, page F-22

8.	We noted your disclosure that you have a single reportable segment, and you have adopted the ASU 2023-07 during the current fiscal year. Please revise your segment footnote disclosure to clarify whether your single operating segment entity is managed on a consolidated basis. Refer to ASC 280-10-50-20 & 55-15D. Further, disclose how the chief operating decision maker uses the reported measure of segment profit or loss. Refer to paragraph 280-10-50-29(f). See Example 4 in paragraph ASC 280-10-55-54.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on F-22.

16. Subsequent Events, page F-22

9.	Please revise to disclose the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on F-22.

General

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response: In response to the Staff’s comment, the Company respectfully submits that there have been no written communications as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act.

11.	We note your disclosure that “[O]ur Company and our Operating Subsidiary currently have no operations in mainland China” and that “Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas.” Please revise to clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the Company associated with those laws.

Response: In response to the Staff’s comment, the Company has amended the disclosures on the Cover page and pages 12 and 21.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +1 310-728-5129 or our Mr. Herman Lee at +852 6306-1150.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

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